UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2016

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows

On October 12, 2016, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2016. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2016. This press release and information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2016 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 12, 2016

EXFO Reports Fourth-Quarter and Fiscal 2016 Results

Q4 2016
▪	Sales increase 11.1% year-over-year to US$62.9 million
▪	Bookings improve 13.7% year-over-year to US$62.4 million
▪	Adjusted EBITDA rises 24.4% year-over-year to US$6.2 million

Fiscal 2016
▪	Sales increase 4.7% to US$232.6 million
▪	Bookings improve 7.7% to US$240.3 million
▪	Adjusted EBITDA surges 59.9% to US$22.0 million
▪	Cash position improves US$19.9 million to US$47.3 million

QUEBEC CITY, CANADA, October 12, 2016 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today financial results for the fourth quarter and fiscal year ended August 31, 2016.

Sales in the fourth quarter of fiscal 2016 reached US$62.9 million compared to US$60.9 million in the third quarter of 2016 and US$56.6 million in the fourth quarter of 2015. Annual sales increased 4.7% to US$232.6 million in fiscal 2016 from US$222.1 million in 2015.

Bookings totaled US$62.4 million for a book-to-bill ratio of 0.99 in the fourth quarter of fiscal 2016 compared to US$59.7 million in the third quarter of 2016 and US$54.9 million in the fourth quarter of 2015. Overall for fiscal 2016, bookings increased 7.7% to US$240.3 million for a book-to-bill ratio of 1.03 from US$223.1 million in 2015.

Gross margin before depreciation and amortization* attained 61.6% of sales in the fourth quarter of fiscal 2016 compared to 60.8% in the third quarter of 2016 and 61.2% in the fourth quarter of 2015. In fiscal 2016, gross margin improved to 62.6% of sales from 61.7% in 2015.

In the fourth quarter of fiscal 2016, IFRS net earnings amounted to US$2.3 million, or US$0.04 per diluted share, compared to net earnings of US$0.9 million, or US$0.02 per diluted, share in the third quarter of 2016 and US$2.3 million, or US$0.04 per diluted share, in the fourth quarter of 2015. IFRS net earnings in the fourth quarter of 2016 included US$0.3 million in after-tax amortization of intangible assets, US$0.3 million in stock-based compensation costs and a foreign exchange loss of US$0.3 million. In comparison, the company reported a foreign exchange gain of US$2.4 million in the fourth quarter of 2015.

In fiscal 2016, IFRS net earnings totaled US$8.9 million, or US$0.16 per diluted share, compared to US$5.3 million, or US$0.09 per diluted share, in 2015. IFRS net earnings in 2016 included US$1.1 million in after-tax amortization of intangible assets, US$1.4 million in stock-based compensation costs and a foreign exchange gain of US$0.2 million. In comparison, the company reported a foreign exchange gain of US$7.2 million in fiscal 2015.

Adjusted EBITDA* totaled US$6.2 million, or 9.8% of sales, in the fourth quarter of fiscal 2016 compared to US$5.3 million, or 8.7% of sales, in the third quarter of 2016 and US$5.0 million, or 8.8% of sales, in the fourth quarter of 2015. In fiscal 2016, adjusted EBITDA surged 59.9% to US$22.0 million from US$13.8 million in 2015.

Cash and short-term investments increased by US$19.9 million to US$47.3 million at the end of fiscal 2016 from US$27.4 million at the end of 2015.

"I am quite pleased with EXFO's progress in fiscal 2016 in terms of sales, bookings and profitability, including a 60% increase in adjusted EBITDA to US$22.0 million, ahead of the US$20 million target we had set at the beginning of the year," said Germain Lamonde, EXFO's Chairman, President and CEO. "Many of the transformations implemented in 2015 started to pay off, contributing to market-share gains in strategic areas and delivering expected bookings and revenue growth in both our Physical-layer and Protocol-layer product groups. Our fourth quarter was particularly gratifying with double-digit sales, bookings and adjusted EBITDA growth year-over-year."

"Throughout 2016, we continued redefining EXFO for ongoing success and market-share gains by strengthening our innovation edge, strategic position and go-to-market capabilities, while leveraging new growth vectors and market segments," Mr. Lamonde added. "Combined with our solid foundation in high-speed optical testing and holistic test and systems offering, we are well positioned to sustain profitable growth in 2017 as the pace of network transformation is accelerating. With a heightened focus on execution, disciplined spending and improving our gross margin, I am confident we will increase adjusted EBITDA faster than revenue to achieve at least US$26 million in 2017."

Selected Financial Information (unaudited)
(In thousands of US dollars)

		Q4 2016		Q3 2016	Q4 2015	FY 2016		FY 2015

Physical-layer sales		$39,777		$42,074	$34,967		$151,910	$144,060
Protocol-layer sales		23,445		19,260	22,419		83,324	80,591
Foreign exchange losses on forward exchange contracts		(364)		(438)	(792)		(2,651)	(2,562)
Total Sales		$62,858		$60,896	$56,594		$232,583	$222,089

Physical-layer bookings		$39,826		$41,797	$35,521		$155,320	$144,673
Protocol-layer bookings		22,969		18,389	20,187		87,631	80,948
Foreign exchange losses on forward exchange contracts		(364)		(438)	(792)		(2,651)	(2,562)
Total Bookings		$62,431		$59,748	$54,916		$240,300	$223,059
Book-to-bill ratio (Bookings/Sales)		0.99		0.98	0.97		1.03	1.00

Gross margin before depreciation and amortization*		$38,713		$37,016	$34,619		$145,517	$137,050
		61.6%		60.8%	61.2%		62.6%	61.7%

Other selected information:
Net earnings		$2,252		$919	$2,323		$8,900	$5,298
Amortization of intangible assets		$292		$294	$322		$1,172	$2,883
Stock-based compensation costs		$302		$386	$133		$1,378	$1,295
Restructuring charges	$	−	$	−	$1,637	$	−	$1,637
Net income tax effect of the above items		$(31)		$(31)	$(371)		$(120)	$(531)
Foreign exchange gain (loss)		$(293)		$(957)	$2,425		$161	$7,212
Adjusted EBITDA*		$6,172		$5,301	$4,962		$22,039	$13,779

Operating Expenses
Selling and administrative expenses totaled US$21.6 million, or 34.3% of sales, in the fourth quarter of fiscal 2016 compared to US$20.8 million, or 34.2% of sales, in the third quarter of 2016 and US$20.5 million, or 36.3% of sales, in the fourth quarter of 2015. In fiscal 2016, selling and administrative expenses amounted to US$82.2 million, or 35.3% of sales, compared to US$82.2 million, or 37.0% of sales, in 2015.

Net R&D expenses amounted to US$11.3 million, or 18.0% of sales, in the fourth quarter of fiscal 2016 compared to US$11.3 million, or 18.6% of sales, in the third quarter of 2016 and US$10.9 million, or 19.3% of sales, in the fourth quarter of 2015. In fiscal 2016, net R&D expenses decreased to US$42.7 million, or 18.4% of sales, from US$44.0 million, or 19.8% of sales, in 2015.

Fiscal 2016 Highlights

▪
Sales. Total sales increased 4.7% to US$232.6 million in fiscal 2016 largely due to EXFO's leadership in portable optical testing and a 100G investment cycle, especially in the United States. Sales of Physical-layer solutions (optical and copper access) increased 5.4% year-over-year, while sales of Protocol-layer solutions (transport, datacom, service assurance, analytics and wireless products) improved 3.4%.

Annual sales in the Americas and Asia-Pacific regions increased by 6.7% and 5.6%, respectively, while sales in Europe, Middle East and Africa (EMEA) were relatively stable.

EXFO's largest customer accounted for 7.1% of sales in fiscal 2016, while the company's top-three customers represented 15.6%. In comparison, EXFO's largest customer accounted for 7.1% of sales in 2015, while the company's top-three customers represented 14.4%.

▪
Profitability. EXFO generated adjusted EBITDA of US$22.0 million, or 9.5% of sales, in fiscal 2016 compared to US$13.8 million, or 6.2% of sales, in 2015. The company also delivered US$24.4 million in cash flows from operating activities in 2016.

▪
Innovation. EXFO launched 15 new products or major enhancements in fiscal 2016. Key new product introductions included TestFlow, a unique cloud-based, field test automation solution simplifying and accelerating complex, labor-intensive deployment activities for home-broadband and wireless radio access networks (RAN); LTB-8 platform, a multi-module test and software-sharing automation suite accelerating high-speed optical testing in lab and manufacturing environments; a whole new family of OTDRs (a segment in which EXFO dominates), raising industry standards for technical specifications and time savings in characterizing optical networks; iSAM, an intelligent service activation software bringing speed and simplicity to testing Ethernet services; MaxTester-940 Fiber Certifier OLTS (optical loss test set) for data center and enterprise markets; and the telecom industry's first G.fast handheld test set for the roll out of ultra-broadband services on copper links.

Business Outlook
EXFO forecasts sales between US$59.0 million and US$64.0 million for the first quarter of fiscal 2017, while IFRS net results are expected to range between a loss of US$0.01 per share and earnings of US$0.03 per share.
IFRS net results include US$0.01 per share in after-tax amortization of intangible assets and stock-based compensation costs.
This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.
For fiscal 2017, EXFO is targeting double-digit growth in adjusted EBITDA to least US$26 million.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review fourth quarter and year-end financial results for fiscal 2016. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 78994192. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on October 19, 2016. The replay number is 1-855-859-2056 and the conference ID number is 78994192. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO provides communications service providers (CSPs) with test orchestration and 3D analytics solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain or loss.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings in thousands of US dollars:
Adjusted EBITDA
	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015

IFRS net earnings for the period	$2,252	$919	$2,323	$8,900	$5,298

Add (deduct):

Depreciation of property, plant and equipment	957	958	1,171	3,814	4,835
Amortization of intangible assets	292	294	322	1,172	2,883
Interest and other (income) expenses	(112)	(309)	61	(828)	(155)
Income taxes	2,188	2,096	1,740	7,764	5,198
Restructuring charges	–	–	1,637	–	1,637
Stock-based compensation costs	302	386	133	1,378	1,295
Foreign exchange (gain) loss	293	957	(2,425)	(161)	(7,212)
Adjusted EBITDA for the period	$6,172	$5,301	$4,962	$22,039	$13,779

Adjusted EBITDA in percentage of sales	9.8%	8.7%	8.8%	9.5%	6.2%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2016	2015
Assets

Current assets
Cash	$43,208	$25,864
Short-term investments	4,087	1,487
Accounts receivable
Trade	45,076	48,068
Other	2,474	2,384
Income taxes and tax credits recoverable	4,208	3,855
Inventories	33,004	27,951
Prepaid expenses	3,099	2,801
	135,156	112,410

Tax credits recoverable	34,594	35,625
Property, plant and equipment	35,978	35,695
Intangible assets	3,391	4,096
Goodwill	21,928	21,860
Deferred income tax assets	7,681	8,900
Other assets	589	416

	$239,317	$219,002
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$37,174	$34,126
Provisions	299	427
Income taxes payable	971	779
Deferred revenue	9,486	7,647
	47,930	42,979

Deferred revenue	5,530	2,957
Deferred income tax liabilities	2,857	1,524
Other liabilities	75	791
	56,392	48,251

Shareholders' equity
Share capital	85,516	86,045
Contributed surplus	18,150	17,778
Retained earnings	127,833	118,933
Accumulated other comprehensive loss	(48,574)	(52,005)
	182,925	170,751

	$239,317	$219,002

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2016	Twelve months ended August 31, 2016	Three months ended August 31, 2015	Twelve months ended August 31, 2015

Sales	$62,858	$232,583	$56,594	$222,089

Cost of sales (1,2)	24,145	87,066	21,975	85,039
Selling and administrative (2)	21,554	82,169	20,511	82,200
Net research and development (2)	11,289	42,687	10,916	44,003
Depreciation of property, plant and equipment	957	3,814	1,171	4,835
Amortization of intangible assets	292	1,172	322	2,883
Interest and other (income) expense	(112)	(828)	61	(155)
Foreign exchange (gain) loss	293	(161)	(2,425)	(7,212)
Earnings before income taxes	4,440	16,664	4,063	10,496

Income taxes	2,188	7,764	1,740	5,198

Net earnings for the period	$2,252	$8,900	$2,323	$5,298

Basic net earnings per share	$0.04	$0.17	$0.04	$0.09

Diluted net earnings per share	$0.04	$0.16	$0.04	$0.09

Basic weighted average number of shares outstanding (000's)	53,769	53,863	53,806	56,804

Diluted weighted average number of shares outstanding (000's)	54,709	54,669	54,473	57,457

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Restructuring charges included in:
Cost of sales	$–	$–	$290	$290
Selling and administrative	–	–	586	586
Net research and development	–	–	761	761

	$–	$–	$1,637	$1,637

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2016	Twelve months ended August 31, 2016	Three months ended August 31, 2015	Twelve months ended August 31, 2015

Net earnings for the period	$2,252	$8,900	$2,323	$5,298
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(68)	707	(9,676)	(39,175)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	37	862	(1,419)	(5,583)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	414	2,797	669	2,107
Deferred income tax effect of gains/losses on forward exchange contracts	(111)	(935)	180	905
Other comprehensive income (loss)	272	3,431	(10,246)	(41,746)

Comprehensive income (loss) for the period	$2,524	$12,331	$(7,923)	$(36,448)

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Twelve months ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	5,298	–	5,298
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,448)

Balance as at August 31, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751

	Twelve months ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751
Redemption of share capital	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$127,833	$(48,574)	$182,925

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2016	Twelve months ended August 31, 2016	Three months ended August 31, 2015	Twelve months ended August 31, 2015

Cash flows from operating activities
Net earnings for the period	$2,252	$8,900	$2,323	$5,298
Add (deduct) items not affecting cash
Stock-based compensation costs	302	1,378	133	1,295
Depreciation and amortization	1,249	4,986	1,493	7,718
Deferred revenue	(638)	4,238	(962)	396
Deferred income taxes	293	1,578	366	565
Changes in foreign exchange gain/loss	1	(332)	(967)	(3,842)
	3,459	20,748	2,386	11,430
Changes in non-cash operating items
Accounts receivable	(712)	2,682	(3,017)	(10,828)
Income taxes and tax credits	307	939	(98)	(2,062)
Inventories	1,914	(4,713)	1,803	820
Prepaid expenses	138	(280)	(107)	(982)
Other assets	(33)	170	32	61
Accounts payable, accrued liabilities and provisions	(1,524)	4,882	(862)	8,132
Other liabilities	(6)	(65)	(25)	(87)
	3,543	24,363	112	6,484
Cash flows from investing activities
Additions to short-term investments	(416)	(3,546)	(558)	(20,067)
Proceeds from disposal and maturity of short-term investments	372	873	‒	23,685
Additions to capital assets	(982)	(4,356)	(1,308)	(5,933)
	(1,026)	(7,029)	(1,866)	(2,315)
Cash flows from financing activities
Bank loan	(468)	‒	‒	‒
Redemption of share capital	(1,149)	(1,551)	(320)	(25,494)
	(1,617)	(1,551)	(320)	(25,494)
Effect of foreign exchange rate changes on cash	35	1,561	(957)	(6,932)

Change in cash	935	17,344	(3,031)	(28,257)
Cash – Beginning of the period	42,273	25,864	28,895	54,121

Cash – End of the period	$43,208	$43,208	$25,864	$25,864